SANDERS MORRIS HARRIS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sanders Morris Harris LLC ("the Company") is a limited liability company in the state of Texas with the purpose of serving as a broker-dealer and entering into certain investment banking activities. The Company operates as an introducing broker. Its customers' accounts as of December 31, 2015 are carried by third party clearing firms Pershing LLC, an affiliate of The Bank of New York Mellon, and First Clearing Corporation under fully disclosed clearing arrangements. These clearing brokers also provide the Company with information necessary to generate commission runs, transaction summaries, and data feeds for various reports, including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions, and handling of margin accounts. The Company is an indirect wholly owned subsidiary of Affiliated Wealth Partners Holdings LLC.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's decision to consolidate an entity is based on its ability to direct the activities and obligation to absorb losses or right to receive benefits of the entity.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of consolidated assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenue and expenses during the reporting period. The most significant estimates used by the Company relate to contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents. The Company is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of cash held at the Company's clearing firms that are used to collateralize the Company's trading accounts.

Receivables

The Company's receivable, net balance consists of commissions due from broker-dealers and commissions due from mutual fund and variable annuity companies.

Notes, loans and other receivables ("receivables") are stated at their net realizable value. For receivables that are interest bearing, interest income is recognized using the effective interest method over the life of the related receivable. If a receivable is noninterest-bearing or carries an unreasonable rate of interest and is not due within one year, the Company will impute interest at an appropriate market rate for comparable instruments and record a corresponding adjustment to the receivable balance.

Management monitors receivables for any collectability issues. The Company does not typically require collateral. The accrual of interest on receivables is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When the interest accrual is discontinued, all uncollected accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of the remaining past-due principal balance. Receivables are returned to accrual status when payments are brought current and, in management's judgment, the receivable will continue to be paid as agreed. An allowance for doubtful accounts is established based on reviews of individual receivables, recent loss experience, current economic conditions, and other pertinent factors. Receivables deemed uncollectible are charged to the allowance.

Fair Value

The fair values of cash and cash equivalents, deposits with clearing organizations, receivables, other assets and prepaid expenses, and accounts payable and accrued liabilities approximate cost due to the short period of time to maturity. Financial instruments at fair value are carried at their fair value.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over a two to ten year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Income Taxes

The Company converted from a corporation to a limited liability company effective September 1, 2015. Earnings and losses after that date will be includable in the taxable income calculations of the Company's single member for federal income tax and for income taxes as computed for most states. Accordingly, any federal income tax liability is the responsibility of the member. The financial statements reflect a liability and benefit for state income taxes for the Texas Franchise (margin) tax which is an obligation of the Company.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied.

Commissions

Commissions and related clearing expenses are recorded on the trade date as securities transactions occur.

Investment Banking

Investment banking revenue includes fees, net of expenses, earned from securities offerings in which the Company acts as an agent or financial advisor in mergers and acquisitions and other financing transactions. Sales concessions and underwriting fees are generally recorded on the trade date; however, certain underwriting management fees are recorded on a settlement date basis.

Investment Advisory and Related Services

Revenue from investment advisory and related services consists primarily of portfolio management fees. Portfolio management fees are generally received quarterly and are recognized as earned.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $0.2 million for 2015.

Risks and Uncertainties

The Company has investments that are recorded at fair value on the Consolidated Statement of Financial Condition. As a result of changes in market and other conditions, as well as company-specific conditions of the privately-held investments, it is at least reasonably possible that changes to the values of the investments could occur in the short term and be material to the Company's consolidated financial statements.

New Authoritative Accounting Guidance

In April 2014, the FASB issued authoritative guidance surrounding discontinued operations and disclosures of components of an entity, which updates the definition of discontinued operations. Going forward, only those disposals of components of an entity that represent a strategic shift that has or will have a major effect on an entity's operations and financial results will be reported as discontinued operations in a company's financial statements. The new standard is effective for disposals of components of an entity that occur in annual periods beginning after December 15, 2014 and early adoption is permitted for disposals that have not been reported in financial statements previously issued. Adoption of this guidance did not have a material effect on the consolidated financial statements.

In May 2014, the FASB issued new authoritative literature, "Revenue from Contracts with Customers", which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to its customers. The new standard will supersede much of the existing authoritative literature for revenue recognition. The standard and related amendments will be effective for the Company in the first quarter of 2019 unless early application is elected no earlier than January 1, 2018. Entities are allowed to transition to the new standard by either retrospective application or recognition of the cumulative effect. The Company is currently evaluating the newly issued guidance, including which transition approach will be applied and the estimated impact it will have on the consolidated financial statements.

In June 2014, the FASB issued authoritative guidance on accounting for share-based payments when there are performance targets. This updated guidance requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition and accounted

for under current guidance as opposed to a nonvesting condition that would impact the grant-date fair value of the award. The standard will be effective for the Company in the first quarter of 2016, with early adoption permitted. Entities may apply the amendments either (i) prospectively to all awards granted or modified after the effective date; or (ii) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter with the cumulative effect as an adjustment to the opening retained earnings balance as of the beginning of the earliest annual period presented. The Company does not expect the adoption of this guidance to have a material effect on the consolidated financial statements.

In August 2014, the FASB issued authoritative guidance regarding "Presentation of Financial Statements – Going Concern", which requires management to assess an entity's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The updated guidance requires management to perform interim and annual assessments on whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related disclosures, if required. The standard will be effective for the Company in the first quarter of 2017, although early adoption is permitted. The Company does not expect the adoption of this guidance to have a material effect on the consolidated financial statements.

In January 2015, the FASB issued authoritative guidance on Extraordinary and Unusual Items presented on the Income Statement. The standard will be effective for the Company for their fiscal year beginning January 1, 2016, although early adoption is permitted. The Company does not expect the adoption of this guidance to have a material effect on the consolidated financial statements.

2. RECEIVABLES

Notes, loans and other receivables, net as of December 31, 2015 were as follows:

in thousands

Notes receivable		
Employees	$	183
Loans and other receivables		17
Notes, loans, and other receivables, net	$	200

Notes receivable from employees includes interest bearing loans provided to certain employees of the Company. These notes are payable to the Company in installments over a three year period. If the employee meets certain conditions, the major condition being continued employment, the Company will forgive the final installment of the note. Such forgiveness would be recorded as employee compensation and benefits in the Consolidated Statement of Operations. In determining the allowance for doubtful accounts from former employees, management considers the facts and circumstances surrounding each receivable, including the amount of the unpaid balance, the reasons for the terminated employment relationship, and the former employee's overall financial position.

SANDERS MORRIS HARRIS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

3. FAIR VALUE MEASURES

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. Not readily marketable securities recorded in financial instruments, at fair value on the Consolidated Statement of Financial Condition consist of investments in limited partnerships and equities.

FASB ASC Topic 820, Fair Value Measurement ("ASC 820") establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;

Level 3 Prices or valuations that require the Company's own assumptions and inputs that are both significant to the fair value measurement and are unobservable.

In 2015, investments with a carrying value of $9.4 million and classified as Level 3 investments were sold for $5.9 million and a loss of approximately $3.5 million was recorded. At December 31, 2015, $47 thousand in Level 3 investments remain on the Consolidated Statement of Financial Condition.

4. DEPOSITS WITH CLEARING ORGANIZATIONS

Under its clearing agreements, the Company is required to maintain a certain level of cash or securities on deposit with clearing organizations. Should the clearing organizations suffer a loss due to the failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations. The Company had $0.3 million on deposit as of December 31, 2015 with clearing organizations to meet this requirement.

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements as of December 31, 2015 were as follows:

	Cost	Depreciable Lives
in thousands		
Furniture and fixtures	$ 791	2 - 9 Years
Equipment and software	1,562	2 - 10 Years
Leasehold improvements	1,528	2 - 10 Years
Accumulated depreciation and amortization	(3,358)	
Furniture, equipment, and leasehold improvements, net	$ 523	

Depreciation and amortization expense for 2015 was $278,000.

6. INCOME TAXES

The components of the 2015 income tax benefit were as follows:

in thousands	
Current	$ 728
Deferred	577
Income tax benefit	$ 1,305

As discussed in Note 1, the Company converted from a corporation to a limited liability company effective September 1, 2015, thereby changing its tax status from taxable to nontaxable. Substantially all of the income tax benefit relates to the elimination of the deferred tax liability and reserve for uncertain tax positions at the date the election for the change was filed.

7. COMPENSATION PLANS

Substantially all employees are eligible to participate in the Company's 401(k) defined contribution plan subject to terms and conditions as provided in the plan. The Company made $0.2 million in contributions to this plan in 2015.

8. COMMITMENTS AND CONTINGENCIES

The Company has uncommitted financing arrangements with clearing brokers that finances its customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected in the Consolidated Statement of Financial Condition for financial reporting purposes, the Company has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with its clearing brokers. Deposits with clearing organizations were $0.3 million as of December 31, 2015.

Total rental expense for operating leases was $0.5 million for 2015. Certain of the leases contain provisions for renewal options, escalation clauses based on increases in certain costs incurred by the lessor, as well as free rent periods and tenant improvement allowances. The Company amortizes office lease incentives and rent escalations on a straight line basis over the life of the respective leases. The Company and its subsidiaries have obligations under operating leases that expire by 2018 with initial non-cancellable terms in excess of one year.

Future minimum commitments under these operating leases are as follows:

in thousands	
2016	$ 889
2017	376
2018	92
Total minimum rental payments	1,357
Less: Minimum sublease rentals	(503)
Net minimum rental payments	$ 854

On February 26, 2015, Plaintiffs, Michael Brauser, Barry Honig and GRQ Consultants, Inc., Roth 401(k) FBO Barry Honig filed a lawsuit against Sanders Morris Harris, LLC ("SMH"), Don Sanders and Ben Morris alleging that SMH and Sanders failed to disclose material non-public information in connection with a transaction involving 1,501,300 shares of Yuma Energy, Inc. ("Yuma") stock at $4.50 per share on September 15, 2014. The Plaintiffs contend that Sanders and SMH failed to disclose that Sanders and SMH controlled a large interest in Yuma stock, that Yuma was experiencing an earnings and production shortfall at one of its most important properties and that Yuma was not on track to meet its projected forecast.

Defendants SMH et. al. filed an answer denying all liability, and asserting various affirmative defenses. Plaintiff Honig was a sophisticated and experienced micro-cap stock speculator who contacted Sanders to purchase 1,501,300 million shares of Yuma without asking any questions about the stock or Yuma. Honig initiated the contact with Sanders and, at Honig's request, Delaney Equity Group, L.L.C., a broker dealer in Florida purchased the shares on an unsolicited basis. After the price of Yuma shares had declined, with the onset of the collapse in oil prices, Plaintiff Michael Brauser began calling Sanders and threatening to sue if SMH and its clients did not sell an additional 1 million shares for an unreasonably low price of $1 per share.

Defendants SMH et. al. intend to move for summary judgment on the grounds that (i) no cause of action exists under the TSA for an alleged failure to disclose material non-public information, (ii) the TSA is preempted by Section 10(b) of the Securities Exchange Act of 1934 (15 USC § 78(j)) and Rules 10(b)5-1 and 10(b)5-2 and (iii) that pure omissions are not actionable under the TSA, particularly in the context of unsolicited trade. SMH also has asserted a counterclaim against the Plaintiffs for tortious interference with business relations and conspiracy as Plaintiffs Honig and Brauser threatened, during telephone calls in November 2014, to drive the price of Yuma stock down in a thinly traded public market in order to coerce a private sale of Yuma at an unreasonably low price.

We expect the motion for summary judgment to be heard by the Court in or about April 2016. This case is set for trial on November 14, 2016. As the Court has not ruled on the motion for summary judgment we are not able to render an opinion regarding the likelihood of an unfavorable outcome or evaluate the amount or range of potential loss, if any.

9. CONCENTRATIONS OF RISK

Financial investments that potentially subject the Company to concentrations of credit risk primarily consist of securities owned and all receivables. Risks and uncertainties associated with financial investments include credit exposure, interest rate volatility, regulatory changes, and changes in market values of equity securities. Future changes in market trends and conditions may occur that could cause actual results to differ materially from the estimates used in preparing the accompanying consolidated financial statements.

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. If counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

10. RELATED PARTY TRANSACTIONS

The Company and Affiliated Wealth Partners Holdings LLC have entered into an agreement for certain employees of the Company to provide administrative services to Affiliated Wealth Partners Holdings LLC and its subsidiaries. This agreement provided for the Company to perform services related to accounting, legal, compliance, and other administrative responsibilities. The Company and Affiliated Wealth Partners Holdings LLC agreed to reasonable allocation of costs incurred by the Company for services provided by its employees.

As a result of the agreement discussed above, the Company recognized a reduction in net operating expenses of $1.8 million included in other expenses on the Consolidated Statement of Operations for 2015.

In 2015, the Company received $.3 million in management fees from its investment in Proton Therapy Companies. The entire investment was sold during the year.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. A further requirement is that equity capital may not be withdrawn or cash distributions paid if this ratio would exceed 10 to 1 after such withdrawal or distribution. As of December 31, 2015, the Company had net capital, as defined, of $4.7 million, which was $4.5 million in excess of the required minimum net capital of $0.25 million. As of December 31, 2015, the Company had aggregate indebtedness of $2.5 million and its aggregate indebtedness to net capital ratio was .54 to 1.

The difference in total assets and total liabilities from the Consolidated Statement of Financial Condition and the Computation of Net Capital under Rule 15c3-1 is attributable to a difference between regulatory reporting and reporting in accordance with accounting principles generally accepted in the United States of America.

12. RESERVE REQUIREMENTS

As of December 31, 2015, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing LLC and First Clearing Corporation on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

13. SALES OF INVESTMENTS AND SETTLEMENT OF NOTES RECEIVABLE

On December 31, 2014, Sanders Morris Harris LLC held $9.5 million in investments which were classified as not readily marketable investment securities. Under fair value hierarchy, these investments were valued using Level 3 of the hierarchy by which the Company used its own assumptions and inputs to determine the fair value as of December 31, 2014. The Company's investment in Proton Therapy Companies comprised almost 95% of the total amount of the investments on December 31, 2014. In 2015, the investment in Proton Therapy Companies was sold for $5.9 million and a loss of approximately $3.5 was recorded.

On December 31, 2014, the Company had outstanding notes receivable of $6.1 million with Concept Capital Holdings related to the sale of certain business assets. In 2015, the outstanding receivable balance was settled for $3.9 million and a loss of $1.2 was recognized.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and is not aware of any events which would require recognition or disclosure in the consolidated financial statements.